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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Zix Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

98974P100

(CUSIP Number)

Taylor H. Wilson, Esq.
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214)651-5615

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 9, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 98974P100			Page 2 of 6

1.	Name of Reporting Person: Antonio R. Sanchez, Jr.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,627,303

		8.	Shared Voting Power: 13,593

		9.	Sole Dispositive Power: 2,627,303

		10.	Shared Dispositive Power: 13,593

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,640,896

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 6.8% (1)

14.	Type of Reporting Person (See Instructions): IN

(1)	Based on a total of 38,727,247 shares of Common Stock outstanding on August 9, 2005, calculated by adding the 32,424,929 shares of Common Stock outstanding as of July 29, 2005, as disclosed in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005, and the 6,302,318 shares of Common Stock issued by the Company on August 9, 2005 pursuant to the Securities Purchase Agreement dated as of August 9, 2005, by and among the Company and the Purchasers listed therein, as described in the Current Report on Form 8-K filed by the Company on August 9, 2005.

     This Amendment No. 6 to Schedule 13D amends and supplements the Schedule 13D filed on May 21, 1998, as amended on February 10, 1999, April 9, 1999, January 30, 2001, September 20, 2002 and May 17, 2004, by Antonio R. Sanchez, Jr. by furnishing the information set forth below. Unless set forth below, all previous Items are unchanged. Capitalized terms used herein, which are not defined herein, have the meanings given to them in the Schedule 13D, as amended.
Item 5. Interest in Securities of the Issuer.
     Item 5 is hereby amended and restated in its entirety to read as follows:
     “(a) Mr. Sanchez may be deemed to be the beneficial owner of 2,640,896 shares of Common Stock, which represents approximately 6.8% of the 38,727,247 shares of Common Stock outstanding as of August 9, 2005, calculated by adding the 32,424,929 shares of Common Stock outstanding as of July 29, 2005, as disclosed in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005, and the 6,302,318 shares of Common Stock issued by the Company on August 9, 2005 pursuant to the Securities Purchase Agreement dated as of August 9, 2005, by and among the Company and the Purchasers listed therein, as described in the Current Report on Form 8-K filed by the Company on August 9, 2005.
     Of the 2,640,896 shares of Common Stock reported in this Item 5(a), (i) 1,883,770 shares are owned by Mr. Sanchez directly, (ii) 9,375 shares are held by family members of Mr. Sanchez, (iii) 91,123 shares are held by trusts for which Mr. Sanchez serves as trustee or co-trustee, and (iv) 523,592 shares are held by the Partnership. Of the 2,640,896 shares of Common Stock reported in this Item 5(a), (i) 44,345 shares may be acquired by Mr. Sanchez within 60 days of August 9, 2005 upon exercise of Warrants held by Mr. Sanchez and (ii) 88,691 shares may be acquired by the Partnership within 60 days of August 9, 2005 upon exercise of Warrants held by the Partnership.
     A family trust of which Mr. Sanchez is a beneficiary holds 170,121 shares of Common Stock and may acquire 44,345 shares of Common Stock within 60 days of August 9, 2005 upon exercise of Warrants held by such trust. Mr. Sanchez has no voting or dispositive power over such shares and disclaims beneficial ownership of such shares.
     (b) Of the 2,640,896 shares of Common Stock that may be deemed to be beneficially owned by Mr. Sanchez, Mr. Sanchez has (i) sole power to vote or direct the vote of 2,627,303 shares, (ii) shared power to vote or direct the vote of 13,593 shares, (iii) sole power to dispose or direct the disposition of 2,627,303 shares, and (iv) shared power to dispose or direct the disposition of 13,593 shares.
     With respect to 9,375 of the shares of Common Stock referred to in clauses (ii) and (iv) of this Item 5(b), Mr. Sanchez shares voting and dispositive power over such shares with his wife, Maria J. Sanchez. The information concerning Mr. Sanchez set forth in Items 2(b), (d), (e) and (f) above is applicable to the same effect to Mrs. Sanchez.
     With respect to 4,218 of the shares of Common Stock referred to in clauses (ii) and (iv) of this Item 5(b), Mr. Sanchez shares voting and dispositive power over such shares with Richard Stewart. Mr. Stewart’s business address is 1100 N. W. Loop 410, San Antonio, Texas 78213. Mr. Stewart is the president of Sanchez Investment Properties. During the last five years, Mr. Stewart has not been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors. During the last five years, Mr. Stewart has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Stewart is a citizen of the United States of America.

     (c) On August 9, 2005, Mr. Sanchez acquired 120,000 shares of Common Stock, which shares were acquired by Mr. Sanchez pursuant to the Securities Purchase Agreement dated as of August 9, 2005, by and among the Company and each of the Purchasers listed therein, for consideration of $2.50 per unit, with each unit consisting of one share of Common Stock and a warrant to purchase thirty-three percent (33%) of one share of Common Stock at an exercise price of $3.04 per share. Each such warrant may not be exercised for a period of 180 days from August 9, 2005. Other than as described herein, no transactions in the Common Stock were effected by Mr. Sanchez or entities for which Mr. Sanchez exercises voting and/or investment power during the past 60 days.
     (d) Persons other than Mr. Sanchez have the right to receive dividends from, and the proceeds from the sale of, 712,781 of the 2,640,896 shares of Common Stock reported in Item 5(a) above.
     (e) Not applicable.”
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 is hereby supplemented as follows:
“On August 9, 2005, Mr. Sanchez entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with the Company and certain other investors, pursuant to which the Company sold to Mr. Sanchez an aggregate of 120,000 units (the “Firm Units”) for a purchase price of $2.50 per unit, or $300,000 in the aggregate, with each unit consisting of one share of Common Stock and a warrant to purchase thirty-three percent (33%) of one share of Common Stock at an exercise price of $3.04 per share. In addition, the Securities Purchase Agreement provides for the sale to Mr. Sanchez of an additional 80,000 units upon the same terms as the sale of the Firm Units, contingent upon receiving prior approval of the shareholders of the Company as required by the Nasdaq Marketplace Rules (the “Shareholder Approval”).
The transactions contemplated by the Securities Purchase Agreement closed on August 9, 2005 and Mr. Sanchez acquired beneficial ownership of the 120,000 shares of Common Stock issued to Mr. Sanchez in connection with his purchase of the Firm Units.
The foregoing is qualified in its entirety by reference to the Securities Purchase Agreement, attached hereto as Exhibit 1.
Warrants
In connection with the sale of the Firm Units, the Company issued warrants (the “Firm Warrants”) to Mr. Sanchez to purchase in whole or in part an aggregate of 39,600 shares of Common Stock at an exercise price of $3.04 per share. In addition, the Company has agreed to issue to Mr. Sanchez warrants (the “Excess Warrants,” and together with the “Firm Warrants,” the “Warrants”) to purchase in whole or in part an aggregate of 26,400 additional shares of Common Stock contingent upon receiving the Shareholder Approval. The Warrants are exercisable at any time after the six-month anniversary of the issue date and prior to the five-year anniversary of the issue date. The number of shares of Common Stock for which the Warrants are exercisable and the exercise price of the Warrants are subject to proportional adjustments for stock splits and similar changes affecting the Common Stock.
The foregoing is qualified in its entirety by reference to the Form of Warrant, attached hereto as Exhibit 2.”

Item 7. Material to be Filed as Exhibits.
     Item 7 is hereby amended and restated in its entirety to read as follows:
“1.	Securities Purchase Agreement, dated August 9, 2005, by and between Zix Corporation and the Purchasers named therein (Exhibit 4.1 to the Company’s Form 8-K filed with the Securities and Exchange Commission on August 9, 2005 and incorporated by reference herein).

2.	Form of Warrant, dated August 9, 2005, to purchase shares of common stock of Zix Corporation, issued by Zix Corporation (Exhibit 4.2 to the Company’s Form 8-K filed with the Securities and Exchange Commission on August 9, 2005 and incorporated by reference herein).”
* * * * *

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Date: August 10, 2005

/s/ Antonio R. Sanchez, Jr.
Antonio R. Sanchez, Jr.